

October 17, 2012

Via E-mail
Mr. Carlos O. Souffront
General Counsel
Oriental Financial Group Inc.
Oriental Center
Professional Office Park
997 San Roberto Street, 10th Floor
San Juan, Puerto Rico 000926

> **Re: Oriental Financial Group Inc.**
> **Amendment Number 1 to Registration Statement on**
> **Form S-1**
> **Filed October 10, 2012**
> **File number 333-183890**
>
> **Form 10-K**
> **Filed March 9, 2012**
> **And Form 10-Q**
> **Filed August 6, 2012**
> **File number 1-12647**

Dear Mr. Souffront:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form S-1

1. As previously requested in prior comment number 5, and with a view towards additional disclosure, advise the staff if there are any plans, arrangements or understandings to appoint any existing officers, directors, and/or affiliates of the "BBVAPR Companies" as members of the Board of Oriental Financial Group.

Prospectus Summary
General

2. Noting both company's third quarter ended several weeks ago, revise to add a Recent Development section in the Prospectus Summary to disclose if there was any material adverse change in either company's results of operations or financial condition.

Related transactions, page 4

3. Noting the significant change to the size of the company's assets, revise to disclose if management expects the deleveraging to have any material impact, going forward, to the company's results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ben Phippen at 202-551-3697 or Sharon Blume, Assistant Chief Accountant, at 202-551-3474 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney Advisor

By E-mail: Helena Grannis
           HGrannis@cgsh